STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2016	December 31, 2015
Assets			
Current Assets			
Cash		$ 75,005	$ 7,498
Accounts receivable	3	82,165	132,156
Deferred financial assets	15	11,339	71,438
Other current assets		5,715	9,953
		174,224	221,045
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	4	696,490	1,166,587
Other capital assets, net	4	13,425	19,686
Property, plant and equipment		709,915	1,186,273
Goodwill		647,033	657,831
Deferred income tax asset	13	163,969	516,085
Total Assets		$ 1,695,141	$ 2,581,234
Liabilities			
Current liabilities			
Accounts payable	6	$ 164,094	$ 239,950
Dividends payable		2,405	6,196
Current portion of long-term debt	7	28,857	—
Deferred financial liabilities	15	8,597	4,100
		203,953	250,246
Deferred financial liabilities	15	3,968	3,193
Long-term debt	7	700,219	1,223,682
Asset retirement obligation	8	185,833	206,359
		890,020	1,433,234
Total Liabilities		1,093,973	1,683,480
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: September 30, 2016 – 240 million shares			
December 31, 2015 – 206 million shares	14	3,365,962	3,133,524
Paid-in capital		58,520	56,176
Accumulated deficit		(3,165,752)	(2,694,618)
Accumulated other comprehensive income/(loss)		342,438	402,672
		601,168	897,754
Total Liabilities & Equity		$ 1,695,141	$ 2,581,234

Contingencies	16	
Subsequent events	18	

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2016	2015	2016	2015
Revenues					
Oil and natural gas sales, net of royalties	9	$ 188,318	$ 228,271	$ 505,309	$ 684,961
Commodity derivative instruments gain/(loss)	15	12,072	81,032	3,629	111,679
		200,390	309,303	508,938	796,640
Expenses					
Operating		56,238	90,405	189,368	254,876
Transportation		28,755	30,879	78,968	85,380
Production taxes		10,408	13,913	26,385	38,946
General and administrative	10	16,612	29,028	58,309	85,370
Depletion, depreciation and accretion		91,584	131,498	265,067	401,251
Asset impairment	5	60,956	321,150	255,812	1,086,008
Interest	11	9,867	16,514	35,217	49,668
Foreign exchange (gain)/loss	12	3,085	69,638	(50,940)	146,184
Gain on divestment of assets	4	—	—	(219,800)	—
Gain on prepayment of senior notes	7	—	—	(19,270)	—
Other expense/(income)		247	70	5	8,597
		277,752	703,095	619,121	2,156,280
Income/(Loss) before taxes		(77,362)	(393,792)	(110,183)	(1,359,640)
Current income tax expense/(recovery)	13	126	(16,202)	(260)	(16,241)
Deferred income tax expense/(recovery)	13	23,201	(84,924)	332,986	(444,983)
Net Income/(Loss)		$ (100,689)	$ (292,666)	$ (442,909)	$ (898,416)
Other Comprehensive Income/(Loss)					
Change in cumulative translation adjustment		4,480	115,759	(60,234)	262,029
Other Comprehensive Income/(Loss)		4,480	115,759	(60,234)	262,029
Total Comprehensive Income/(Loss)		$ (96,209)	$ (176,907)	$ (503,143)	$ (636,387)
Net income/(Loss) per share					
Basic	14	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)
Diluted	14	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

Nine months ended September 30 (CDN$ thousands) unaudited		2016		2015
Share Capital				
Balance, beginning of year	$	3,133,524	$	3,120,002
Issue of shares (net of issue costs)		223,031		—
Stock Option Plan - cash		—		3,205
Share-based compensation – settled		9,407		9,449
Stock Option Plan - exercised		—		267
Balance, end of period	$	3,365,962	$	3,132,923
Paid-in Capital				
Balance, beginning of year	$	56,176	$	46,906
Share-based compensation – settled		(9,407)		(9,449)
Stock Option Plan - exercised		—		(267)
Share-based compensation – non-cash		11,751		17,372
Balance, end of period	$	58,520	$	54,562
Accumulated Deficit				
Balance, beginning of year	$	(2,694,618)	$	(1,039,260)
Net income/(loss)		(442,909)		(898,416)
Dividends		(28,225)		(109,238)
Balance, end of period	$	(3,165,752)	$	(2,046,914)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	402,672	$	95,478
Change in cumulative translation adjustment		(60,234)		262,029
Balance, end of period	$	342,438	$	357,507
Total Shareholders' Equity	$	601,168	$	1,498,078

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2016	2015	2016	2015
Operating Activities					
Net income/(loss)		$ (100,689)	$ (292,666)	$ (442,909)	$ (898,416)
Non-cash items add/(deduct):					
Depletion, depreciation and accretion		91,584	131,498	265,067	401,251
Asset impairment	5	60,956	321,150	255,812	1,086,008
Changes in fair value of derivative instruments	15	(2,024)	(26,395)	65,371	134,842
Deferred income tax expense/(recovery)	13	23,201	(84,924)	332,986	(444,983)
Foreign exchange (gain)/loss on debt and working capital	12	3,960	64,148	(52,067)	133,536
Share-based compensation	14	2,931	7,793	11,751	17,372
Amortization of debt issue costs	11	182	241	934	721
Gain on divestment of assets	4	—	—	(219,800)	—
Gain on prepayment of senior notes	7	—	—	(19,270)	—
Derivative settlement of foreign exchange swaps		—	—	—	(39,904)
Asset retirement obligation expenditures	8	(1,237)	(4,172)	(4,441)	(10,631)
Changes in non-cash operating working capital	17	27,077	5,994	44,141	9,045
Cash flow from/(used in) operating activities		105,941	122,667	237,575	388,841
Financing Activities					
Proceeds from the issuance of shares	14	—	—	220,410	3,205
Cash dividends	14	(7,214)	(30,944)	(28,225)	(109,238)
Increase/(decrease) in bank credit facility		—	33,192	(79,223)	33,626
Proceeds/(repayment) of senior notes	7	—	—	(335,400)	(88,897)
Derivative settlement of foreign exchange swaps		—	—	—	39,904
Changes in non-cash financing working capital		—	14	(3,791)	(8,191)
Cash flow from/(used in) financing activities		(7,214)	2,262	(226,229)	(129,591)
Investing Activities					
Capital and office expenditures		(60,856)	(89,902)	(152,354)	(407,229)
Property and land acquisitions		(3,777)	(2,005)	(7,674)	(758)
Property divestments	4	111	11,865	280,614	203,378
Changes in non-cash investing working capital		(9,055)	(40,697)	(63,090)	(51,914)
Cash flow from/(used in) investing activities		(73,577)	(120,739)	57,496	(256,523)
Effect of exchange rate changes on cash		683	(2,276)	(1,335)	(1,847)
Change in cash		25,833	1,914	67,507	880
Cash, beginning of period		49,172	1,002	7,498	2,036
Cash, end of period		$ 75,005	$ 2,916	$ 75,005	$ 2,916

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 10, 2016.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and nine months ended September 30, 2016 and the 2015 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2015. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2015.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2016	December 31, 2015
Accrued receivables	$ 64,363	$ 91,378
Accounts receivable – trade	19,471	22,615
Current income tax receivable	1,578	21,410
Allowance for doubtful accounts	(3,247)	(3,247)
Total accounts receivable	$ 82,165	$ 132,156

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As of September 30, 2016 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,310,612	$ (12,614,122)	$ 696,490
Other capital assets	104,872	(91,447)	13,425
Total PP&E	$ 13,415,484	$ (12,705,569)	$ 709,915

As of December 31, 2015 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,541,670	$ (12,375,083)	$ 1,166,587
Other capital assets	105,124	(85,438)	19,686
Total PP&E	$ 13,646,794	$ (12,460,521)	$ 1,186,273

For the nine months ended September 30, 2016, Enerplus disposed of certain Canadian properties for proceeds of $280.6 million, resulting in gains on asset divestments of $219.8 million (2015 – proceeds of $203.4 million, gains of nil).

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss.   However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre's capitalized costs and proved reserves, then a gain or loss must be recognized.

5) ASSET IMPAIRMENT

($ thousands)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Oil and natural gas properties:				
Canada cost centre	$ 9,800	$ 258,600	$ 44,000	$ 286,700
U.S. cost centre	51,156	62,550	211,812	799,308
Impairment expense	$ 60,956	$ 321,150	$ 255,812	$ 1,086,008

The impairments for the three and nine months ended September 30, 2016 were due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from September 30, 2015 through September 30, 2016:

Period	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf
Q3 2016	$ 41.68	1.32	$ 51.17	$ 2.27	$ 2.06
Q2 2016	43.12	1.32	53.16	2.25	2.14
Q1 2016	46.26	1.32	56.97	2.41	2.47
Q4 2015	50.28	1.27	59.38	2.58	2.69
Q3 2015	59.21	1.22	66.51	3.08	3.00

6) ACCOUNTS PAYABLE

($ thousands)	September 30, 2016	December 31, 2015
Accrued payables	$ 91,298	$ 167,253
Accounts payable - trade	72,796	72,697
Total accounts payable	$ 164,094	$ 239,950

7) DEBT

($ thousands)	September 30, 2016	December 31, 2015
Current:		
Senior notes	$ 28,857	$ —
	28,857	—
Long-term:		
Bank credit facility	$ —	$ 86,543
Senior notes	700,219	1,137,139
	700,219	1,223,682
Total debt	$ 729,076	$ 1,223,682

For the nine months ended September 30, 2016, Enerplus repurchased US$267 million in outstanding senior notes at a discount, resulting in gains of $19.3 million. These repurchases have resulted in total payments of $335.4 million for the nine months ended September 30, 2016.

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$ 137,668
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	26,234
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	390,887
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$110,000	144,287
					Total carrying value	$ 729,076

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $185.8 million at September 30, 2016 compared to $206.4 million at December 31, 2015 based on a total undiscounted liability of $466.0 million and $556.4 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.89% (December 31, 2015 – 5.91%).

($ thousands)	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of year	$ 206,359	$ 288,692
Change in estimates	3,568	(35,386)
Property acquisitions and development activity	386	761
Dispositions	(28,341)	(48,748)
Settlements	(4,441)	(14,935)
Accretion expense	8,302	15,975
Balance, end of period	$ 185,833	$ 206,359

9) OIL AND NATURAL GAS SALES

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Oil and natural gas sales	$ 230,421	$ 275,663	$ 613,585	$ 818,173
Royalties[1]	(42,103)	(47,392)	(108,276)	(133,212)
Oil and natural gas sales, net of royalties	$ 188,318	$ 228,271	$ 505,309	$ 684,961

(1) Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
General and administrative expense	$ 13,390	$ 22,827	$ 46,386	$ 64,134
Share-based compensation expense	3,222	6,201	11,923	21,236
General and administrative expense	$ 16,612	$ 29,028	$ 58,309	$ 85,370

11) INTEREST EXPENSE

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Realized:				
Interest on bank debt and senior notes	$ 9,685	$ 16,273	$ 34,283	$ 48,947
Unrealized:				
Amortization of debt issue costs	182	241	934	721
Interest expense	$ 9,867	$ 16,514	$ 35,217	$ 49,668

12) FOREIGN EXCHANGE

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Realized:				
Foreign exchange (gain)/loss	$ (875)	$ 8,786	$ 1,127	$ (18,350)
Unrealized:				
Translation of U.S. dollar debt and working capital (gain)/loss	3,960	64,148	(52,067)	133,536
Foreign exchange derivatives (gain)/loss	—	(3,296)	—	30,998
Foreign exchange (gain)/loss	$ 3,085	$ 69,638	$ (50,940)	$ 146,184

13) INCOME TAXES

Enerplus' provision for income tax is as follows:

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	**2015**	**2016**	**2015**
Current tax expense/(recovery)				
Canada	$ —	$ 3	$ (669)	$ (397)
United States	126	(16,205)	409	(15,844)
Current tax expense/(recovery)	126	(16,202)	(260)	(16,241)
Deferred tax expense/(recovery)				
Canada	$ 28,118	$ (62,778)	$ 62,033	$ (99,717)
United States	(4,917)	(22,146)	270,953	(345,266)
Deferred tax expense/(recovery)	23,201	(84,924)	332,986	(444,983)
Income tax expense/(recovery)	$ 23,327	$ (101,126)	$ 332,726	$ (461,224)

The difference between expected income taxes based on the statutory income tax rate and the effective income tax rate for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and non-deductible share-based compensation. Enerplus recorded an additional valuation allowance of $56.6 million and $420.1 million for the three and nine months ended September 30, 2016, respectively (2015- $9.9 million and $18.2 million, respectively).

14) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares issued: (thousands)	Nine months ended September 30, 2016		Year ended December 31, 2015	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning of year	206,539	$ 3,133,524	205,732	$ 3,120,002
Issued for cash:				
Stock Option Plan	—	—	234	3,205
Issue of shares	33,350	230,115	—	—
Share issue costs (net of tax of $2,620)	—	(7,084)	—	—
Non-cash:				
Share-based compensation – settled	594	9,407	573	10,050
Stock Option Plan – exercised	—	—	—	267
Balance, end of period	240,483	$ 3,365,962	206,539	$ 3,133,524

Dividends declared to shareholders for the three and nine months ended September 30, 2016 were $7.2 million and $28.2 million, respectively (2015 - $30.9 million and $109.2 million, respectively).

On May 31, 2016, Enerplus issued 33,350,000 common shares at a price of $6.90 per share for gross proceeds of $230,115,000 ($220,410,400, net of issue costs).

At the Company's Annual General Meeting on May 6, 2016, the Shareholders of the Company approved a reduction in Enerplus' legal stated capital to $1 per share to be reflected in the contributed surplus account of the Company. This transaction does not result in an adjustment to the financial statements under U.S. GAAP.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended September 30, 2016		Three months ended September 30, 2015		Nine months ended September 30, 2016		Nine months ended September 30, 2015	
Cash:								
Long-term incentive plans expense	$	233	$	(3,565)	$	1,769	$	2,458
Non-cash:								
Long-term incentive plans and stock option expense		2,931		7,793		11,751		17,372
Equity swap (gain)/loss		58		1,973		(1,597)		1,406
Share-based compensation expense	$	3,222	$	6,201	$	11,923	$	21,236

i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants were settled in cash.   The final cash-settled PSU and RSU grants were settled in December, 2015 and March, 2016, respectively.   The Company's Director Share Units ("DSU") continue to be granted as cash-settled awards.

The following table summarizes the PSU, RSU and DSU activity for the nine months ended September 30, 2016:

For the nine months ended September 30, 2016	Cash-settled LTI plans		Equity-settled LTI plans		Total
(thousands of units)	RSU	DSU	PSU	RSU	
Balance, beginning of year	92	166	1,222	1,627	3,107
Granted	—	139	1,426	1,997	3,562
Vested	(89)	—	(9)	(594)	(692)
Forfeited	(3)	—	(109)	(264)	(376)
Balance, end of period	—	305	2,530	2,766	5,601

Cash-settled LTI Plans

For the three and nine months ended September 30, 2016, the Company recorded cash share-based compensation of $0.2 million and $1.8 million, respectively (September 30, 2015 - recovery of $3.6 million and expense of $2.5 million). For the three and nine months ended September 30, 2016 the Company made cash payments of nil and $2.7 million, respectively, related to its cash-settled plans (September 30, 2015 - $3.0 million and $8.6 million).

As of September 30, 2016, a liability of $2.6 million (December 31, 2015 - $2.3 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three and nine months ended September 30, 2016 the Company recorded non-cash share-based compensation expense of $2.9 million and $11.8 million, respectively (2015 – $7.8 million and $17.4 million, respectively).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At September 30, 2016 ($ thousands, except for years)	PSU[1]		RSU		Total	
Cumulative recognized share-based compensation expense	$	10,351	$	13,202	$	23,553
Unrecognized share-based compensation expense		6,971		7,158		14,129
Fair value	$	17,322	$	20,360	$	37,682
Weighted-average remaining contractual term (years)		1.8		1.3		

(1) Includes estimated performance multipliers.

ii) Stock Option Plan

The Company did not grant any stock options for the three and nine months ended September 30, 2016. At September 30, 2016 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the period ended September 30, 2016:

Period ended September 30, 2016	Number of Options (thousands)		Weighted Average Exercise Price
Options outstanding, beginning of year	7,580	$	18.49
Forfeited	(1,421)		18.76
Options outstanding, end of period	6,159	$	18.43
Options exercisable, end of period	6,159	$	18.43

At September 30, 2016, Enerplus had 6,159,000 options that were exercisable at a weighted average reduced exercise price of $18.43 with a weighted average remaining contractual term of 2.8 years, giving an aggregate intrinsic value of nil (2015 – 3.5 years and nil). The intrinsic value of options exercised for both the three and nine months ended September 30, 2016 was nil (September 30, 2015 – nil and $0.2 million, respectively).

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Net income/(loss)	$ (100,689)	$ (292,666)	$ (442,909)	$ (898,416)
Weighted average shares outstanding – Basic	240,483	206,243	221,843	206,100
Dilutive impact of share-based compensation[1]	—	—	—	—
Weighted average shares outstanding – Diluted	240,483	206,243	221,843	206,100
Net income/(loss) per share				
Basic	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)
Diluted[1]	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)

(1) For the three and nine months ended September 30, 2016 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At September 30, 2016 the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At September 30, 2016 senior notes had a carrying value of $729.1 million and a fair value of $795.7 million (December 31, 2015 - $1,137.2 million and $1,220.8 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and nine months ended September 30, 2016 and 2015:

Gain/(Loss) ($ thousands)	Three months ended September 30,		Nine months ended September 30,		Income Statement Presentation
	2016	2015	2016	2015	
Foreign Exchange Derivatives	$ —	$ 3,296	$ —	$ (30,998)	Foreign exchange
Electricity Swaps	(25)	(1,855)	552	(141)	Operating expense
Equity Swaps	(58)	(1,973)	1,597	(1,406)	General and administrative expense
Commodity Derivative Instruments:					
Oil	(1,684)	35,135	(60,104)	(71,909)	Commodity derivative instruments
Gas	3,791	(8,208)	(7,416)	(30,388)	
Total	$ 2,024	$ 26,395	$ (65,371)	$ (134,842)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Change in fair value gain/(loss)	$ 2,107	$ 26,927	$ (67,520)	$ (102,297)
Net realized cash gain/(loss)	9,965	54,105	71,149	213,976
Commodity derivative instruments gain/(loss)	$ 12,072	$ 81,032	$ 3,629	$ 111,679

The following table summarizes the fair values at the respective period ends:

($ thousands)	September 30, 2016			December 31, 2015		
	Assets	Liabilities		Assets	Liabilities	
	Current	Current	Long-term	Current	Current	Long-term
Electricity Swaps	$ —	$ 1,084	$ 140	$ —	$ 1,776	$ —
Equity Swaps	—	2,622	1,298	—	2,324	3,193
Commodity Derivative Instruments:						
Oil	11,339	2,110	1,936	67,397	—	—
Gas	—	2,781	594	4,041	—	—
Total	$ 11,339	$ 8,597	$ 3,968	$ 71,438	$ 4,100	$ 3,193

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation's price risk management positions at November 1, 2016:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
Oct 1, 2016 – Oct 31, 2016		
WTI Purchased Put	12,000	57.82
WTI Sold Call	12,000	71.75
WTI Sold Put	12,000	45.09
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Nov 1, 2016 – Dec 31, 2016		
WTI Swap	2,000	52.33
WTI Purchased Put	12,000	57.82
WTI Sold Call	12,000	71.75
WTI Sold Put	12,000	45.09
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Jan 1, 2017 – Jun 30, 2017		
WTI Swap	2,000	53.50
WTI Purchased Put	14,000	50.29
WTI Sold Call	14,000	61.14
WTI Sold Put	14,000	38.94
WCS Differential Swap	2,000	(14.75)
Jul 1, 2017 – Dec 31, 2017		
WTI Swap	2,000	53.50
WTI Purchased Put	17,000	50.41
WTI Sold Call	17,000	60.41
WTI Sold Put	17,000	39.48
WCS Differential Swap	2,000	(14.75)
Jan 1, 2018 – Dec 31, 2018		
WTI Swap	3,000	53.73
WTI Purchased Put	1,000	54.00
WTI Sold Call	1,000	62.00
WTI Sold Put	1,000	41.00
Jan 1, 2019 – Mar 31, 2019		
WTI Swap	3,000	53.73

(1) Transactions with a common term have been aggregated and presented at a weighted average price/bbl.

Natural Gas Instruments:

Instrument Type[1]	MMcf/day	US$/Mcf
Oct 1, 2016 – Oct 31, 2016		
NYMEX Swap	50.0	2.53
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Call	25.0	3.75
NYMEX Sold Put	25.0	2.50
Nov 1, 2016 – Dec 31, 2016		
NYMEX Swap	25.0	2.48
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Call	25.0	3.75
NYMEX Sold Put	25.0	2.50
Jan 1, 2017 – Dec 31, 2017		
NYMEX Purchased Put	50.0	2.75
NYMEX Sold Call	50.0	3.41
NYMEX Sold Put	50.0	2.06

(1) Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/Mwh
Oct 1, 2016 – Oct 31, 2016 AESO Power Swap[1]	15.0	AESO[1] + 16.45
Nov 1, 2016 – Dec 31, 2016 AESO Power Swap[1]	15.0	46.60
Jan 1, 2017 – Dec 31, 2017 AESO Power Swap[1]	6.0	44.38

(1) Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day		US$/Mcf
Purchases:			
Nov 1, 2016 – Oct 31, 2017 AECO-NYMEX Basis	45.0	$	(0.92)
Nov 1, 2017 – Oct 31, 2018 AECO-NYMEX Basis	45.0	$	(0.78)
Nov 1, 2018 – Oct 31, 2019 AECO-NYMEX Basis	45.0	$	(0.72)
Sales:			
Oct 1, 2016 – Oct 31, 2016 AECO-NYMEX Basis	21.1	$	(0.68)
Nov 1, 2016 – Oct 31, 2017 AECO-NYMEX Basis	80.0	$	(0.65)
Nov 1, 2017 – Oct 31, 2018 AECO-NYMEX Basis	80.0	$	(0.65)
Nov 1, 2018 – Oct 31, 2019 AECO-NYMEX Basis	80.0	$	(0.64)

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At September 30, 2016 Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

As of September 30, 2016 all of Enerplus' debt was based on fixed interest rates, and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2016 and 2018 and has effectively fixed the figure settlement cost on 470,000 shares at weighted average price of $16.89 per share.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2016 approximately 51% of Enerplus' marketing receivables were with companies considered investment grade.

At September 30, 2016 approximately $1.8 million or 2% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at September 30, 2016 was $3.2 million (December 31, 2015 - $3.2 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At September 30, 2016 Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Accounts receivable	$ 20,255	$ 1,347	$ 49,895	$ 20,043
Other current assets	3,401	9,657	3,305	(5,220)
Accounts payable	3,421	(5,010)	(9,059)	(5,778)
	$ 27,077	$ 5,994	$ 44,141	$ 9,045

b) Other

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	**2015**	**2016**	**2015**
Income taxes paid/(received)	$ 42	$ (972)	$ (19,076)	$ (20,169)
Interest paid	3,221	6,428	30,859	38,846

18) SUBSEQUENT EVENTS

Subsequent to September 30, 2016, Enerplus entered into an agreement to purchase Canadian waterflood assets for approximately $110 million, net of closing adjustments.   The purchase is expected to close in November, 2016.

Subsequent to September 30, 2016, Enerplus extended its $800 million senior, unsecured bank credit facility to October 31, 2019.